Exhibit 11.1

Pinnacle Entertainment, Inc.

Computation of Per Share Earnings

	For the three months ended December 31,
	Basic			Diluted (a)
	2003	2002	2001	2003	2002	2001
	(in thousands, except per share data—unaudited)
Average number of common shares outstanding	25,643	25,929	25,444	25,643	25,929	25,444
Average common shares due to assumed conversion of stock options	0	0	0	360	38	79

Total shares	25,643	25,929	25,444	26,003	25,967	25,523

Net loss	($8,614)	($6,693)	($22,244)	($8,614)	($6,693)	($22,244)

Net (loss) income per share	($0.34)	($0.26)	($0.87)	($0.33)	($0.26)	($0.87)

	For the years ended December 31,
	Basic			Diluted (a)
	2003	2002	2001	2003	2002	2001
	(in thousands, except per share data—unaudited)
Average number of common shares outstanding	25,861	25,773	25,814	25,861	25,773	25,814
Average common shares due to assumed conversion of stock options	0	0	0	77	157	104

Total shares	25,861	25,773	25,814	25,938	25,930	25,918

Net loss before cumulative effect of a change in accounting principle	($28,242)	($12,925)	($28,649)	($28,242)	($12,925)	($28,649)
Cumulative effect of a change in accounting principle	0	56,704	0	0	56,704	0

Net loss	($28,242)	($69,629)	($28,649)	($28,242)	($69,629)	($28,649)

Net (loss) income before extraordinary item per share	($1.09)	($0.50)	($1.11)	($1.09)	($0.50)	($1.11)
Extraordinary item per share, net of income taxes	0.00	2.20	0.00	0.00	2.19	0.00

Net (loss) income after extraordinary item per share	($1.09)	($2.70)	($1.11)	($1.09)	($2.69)	($1.11)

(a)	When the computed diluted values are anti-dilutive, the basic per share values are presented on the face of the consolidated statements of operations.